UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Life Time Group Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

53190C102

(CUSIP Number)

Partners Group (USA) Inc.

1114 Avenue of the Americas, 37th floor

New York, NY 10036

Attention: Philip Wolf

Tel. (212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53190C102	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Partners Group Private Equity (Master Fund), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,122,345
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,122,345

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,122,345
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IV, OO

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

1	NAME OF REPORTING PERSON Partners Group Private Equity II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,862
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,862

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,862
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

1	NAME OF REPORTING PERSON Partners Group Access 83 PF LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 215,482
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 215,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,482
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

1	NAME OF REPORTING PERSON Partners Group Series Access II, LLC, Series 61
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,584,659
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,584,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,584,659
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based on 205,051,970 shares of Common Stock outstanding after the completion of the August 2024 Public Offering (as defined below), as reported in the Issuer’s Prospectus Supplement on Form 424(b) filed with the Securities and Exchange Commission on August 13, 2024.

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on October 22, 2021 (the “Initial Statement” and, as further amended by this Amendment, the “Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement and unless amended hereby, all information in the Initial Statement remains in effect.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Initial Statement:

August 2024 Public Offering

On August 12, 2024, in connection with a registered public offering (the “August 2024 Public Offering”) of Common Stock by the Issuer and certain stockholders of the Issuer, PG Master Fund, PG PE II, PG Series 61 and PG Access 83, together with the other selling stockholders named therein, entered into an underwriting agreement (the “August 2024 Underwriting Agreement”) with the Issuer and Morgan Stanley & Co. LLC and BofA Securities, Inc. as representatives of the several underwriters listed on Schedule II to the Underwriting Agreement (the “August 2024 Underwriters”). Pursuant to the August 2024 Underwriting Agreement, on August 14, 2024, PG Master Fund, PG PE II, PG Series 61 and PG Access 83 sold 342,285, 752, 283,341 and 23,622 shares of Common Stock, respectively, at a price of $20.88 per share.

August 2024 Lock-up Agreement

In connection with the August 2024 Public Offering, PG Master Fund, PG PE II, PG Series 61 and PG Access 83 entered into a lock-up agreement (the “August 2024 Lock-up Agreement”) with the August 2024 Underwriters. Under the August 2024 Lock-up Agreement, PG Master Fund, PG PE II, PG Series 61 and PG Access 83 agreed, subject to certain exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock for 90 days from the date of the 2024 Underwriting Agreement.

The foregoing descriptions of the August 2024 Underwriting Agreement and the August 2024 Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the August 2024 Underwriting Agreement, which includes the form of the August 2024 Lock-up Agreement as an exhibit, and which is incorporated by reference to Item 7.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(b)

As of the date hereof, PG Master Fund holds 3,122,345 shares of Common Stock, representing approximately 1.5% of the issued and outstanding shares of Common Stock, PG PE II holds 6,862 shares of Common Stock, representing approximately 0.0% of the issued and outstanding shares of Common Stock, PG Series 61 holds 2,584,659 shares of Common Stock, representing approximately 1.3% of the issued and outstanding shares of Common Stock and PG Access 83 holds 215,482 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own an aggregate of 5,929,348 shares of Common Stock, representing approximately 2.9% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Schedule 13D are based upon a total of 205,051,970 shares of Common Stock outstanding after completion of the August 2024 Public Offering, as reported by the Issuer in the prospectus supplement relating to the August 2024 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on August 13, 2024.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.

(c)

On August 14, 2024, pursuant to the August 2024 Underwriting Agreement, PG Master Fund, PG PE II, PG Series 61 and PG Access 83 sold 342,285, 752, 283,341 and 23,622 shares of Common Stock, respectively, at a price of $20.88 per share in the August 2024 Public Offering.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 6 of the Schedule 13D:

The descriptions of the August 2024 Underwriting Agreement and the August 2024 Lock-Up Agreement in Item 4 above are hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description of Exhibit

3	Underwriting Agreement, dated August 12, 2024 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 14, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: August 16, 2024

PARTNERS GROUP PRIVATE EQUITY (MASTER FUND), LLC

By: Partners Group (USA) Inc. its member and investment manager
By: Partners Group AG, under power of attorney

By:	/s/ Janel Gruber-Stevens
Name: Janel Gruber-Stevens
Title: Authorized Signatory

By:	/s/ Hayley Elliot
Name: Hayley Elliott
Title: Authorized Signatory

PARTNERS GROUP SERIES ACCESS II, LLC, SERIES 61

By: Partners Group US Management II LLC, its manager
By: Partners Group AG, under power of attorney

By:	/s/ Janel Gruber-Stevens
Name: Janel Gruber-Stevens
Title: Authorized Signatory

By:	/s/ Hayley Elliot
Name: Hayley Elliott
Title: Authorized Signatory

PARTNERS GROUP PRIVATE EQUITY II, LLC

By: Partners Group US Management II LLC, its manager
By: Partners Group AG, under power of attorney

By:	/s/ Janel Gruber-Stevens
Name: Janel Gruber-Stevens
Title: Authorized Signatory

By:	/s/ Hayley Elliot
Name: Hayley Elliott
Title: Authorized Signatory

PARTNERS GROUP ACCESS 83 PF LP

By: Partners Group Management (Scots) LLP, its general partner

By:	/s/ Janel Gruber-Stevens
Name: Janel Gruber-Stevens
Title: Authorized Signatory

By:	/s/ Hayley Elliot
Name: Hayley Elliott
Title: Authorized Signatory